First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411
(561) 228 6148

March 14, 2011

Ms Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities & Exchange Commission
Washington, DC 20549

Re:	First Quantum Ventures, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 15, 2010
File No. 000-52759

Dear Ms. Jenkins:

The following is in response to your comment letter of February 28, 2011.

Item 9A. Controls and Procedures, page 9

1. We have filed an abbreviated amendment to our Form 10-K for the Fiscal Year Ended June 30, 2010, per your request which includes revised Item 9A evaluation of our Disclosure Controls and Procedures, signature page and abbreviated Section 302 certification.

We determined that our DC&P were not effective since we omitted the conclusion in our original filing. We have modified our DC&P at this time to alleviate this oversight in the future.

Exhibit 31.1 Section 302 Certifications

We were using an outdated version of the Section 302 Certifications, which we have now rectified, and will ensure that the current version is utilized in all future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 3

3. We have revised our paragraph on the evaluation of our Disclosure Controls and Procedures to include all required disclosure, and as noted in 1. above, we have modified our DC&P at this time to alleviate this oversight in the future.

Changes in Internal Control over Financial Reporting

4. We will disclose in future filings any change in our internal control over financial reporting during the last fiscal quarter in accordance with Item 308 ( c) of Regulation S-K.

The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in all our filings; and

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Godfrey
Andrew Godfrey, President and Chairman